FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated December 5, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Rita Walfisch	Magyar Telekom IR	+36 1 457 6036
Gyula Fazekas	Magyar Telekom IR	+36 1 457 6186
investor.relations@telekom.hu

Magyar Telekom announces proposed dividend for 2005 earnings

Budapest – December 5, 2006 – Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that the Board of Directors has reviewed the 2005 annual reports of Magyar Telekom Plc. prepared in accordance with Hungarian Accounting Rules (HAR), and that of Magyar Telekom Group prepared in accordance with the IFRS, and proposes them for approval to the General Meeting. The Board of Directors also proposes a HUF 70 per share dividend payment for the financial year 2005 plus a HUF 3 per share compensation for the late payment for approval to the General Meeting.

As announced earlier, the Board of Directors of Magyar Telekom considers a dividend payment of HUF 70 per share for the financial year 2005 to be reasonable. The Board also proposes to pay an additional HUF 3 per share dividend to compensate shareholders for the delay in dividend payment. As a result, the total dividend of HUF 73 per share (par value HUF 100) for the 2005 financial year will be proposed for approval to the General Meeting.

The dividend level of HUF 70 is in line with our growth strategy and the aim of maintaining our net debt ratio (net debt to net debt plus equity plus minority interest) in the targeted range of 30-40%. In addition, it reflects the current level of profitability and financial position of the Magyar Telekom Group.

Magyar Telekom will hold its Extraordinary General Meeting on December 21st, 2006.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: December 5, 2006